[LETTERHEAD OF MUTUALFIRST FINANCIAL, INC.]

February 14, 2008

Mr. John Spitz, Staff Accountant
United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         MutualFirst Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006

Mr. Spitz,

MutualFirst Financial, Inc. received the following response from the SEC on a letter submitted on January 17, 2008.

“We note your response to comment one from our letter dated January 8, 2008 in which you agree that you misclassified a loan sale transaction as operating activities instead of investing activities within your Consolidated Statement of Cash Flows.  We also note that you have agreed to restate your Consolidated Statement of Cash Flows for the affected period in your upcoming Form 10-K.  Please address the following:

•	Clearly state whether you have concluded that this misclassification is a correction of an error, as described by paragraph 2(h) of SFAS 154;
•	Provide us with your proposed disclosure(s) that will be presented in your upcoming Form 10-K. We refer you to paragraph 26 of SFAS 154; and
•
We continue to believe that this is a material misstatement of your Consolidated Statement of Cash Flows that requires you to file an Item 4.02 Form 8-K.  Please tell us when you intend to file your 8-K.”

SEC stated in its letter, “Clearly state whether you have concluded that this misclassification is a correction of an error.”

MutualFirst Financial believes the misclassification was an error in the application of GAAP.  The correction of the error will be made in the upcoming filing of Form 10-K.

SEC stated in its letter, “Provide us with your proposed disclosure(s) that will be presented in your upcoming Form 10-K.”

The 2006 consolidated financial statements of MutualFirst Financial, Inc. have been restated to correct a misclassification in the 2006 statement of cash flows.  The misclassification involved the inclusion of proceeds from the sale of loans originally held for investment of approximately $23.4 million in operating activities rather than its proper classification in investing activities.

	As Originally	As	Effect of
	Reported	Adjusted	Change

Proceeds from sales of loans held for sale	49,746,168	26,303,525	(23,442,643)
Net cash provided by operating activities	35,119,892	11,677,249	(23,442,643)

Proceeds from sale of loans originally held for investment	-	23,442,643	23,442,643
Net cash provided by (used in) investing activities	(3,779,746)	19,662,897	23,442,643

SEC stated in its letter, “We continue to believe that this is a material misstatement of your Consolidated Statement of Cash Flows that will require you to file an Item 4.02 Form 8-K.  Please tell us when you intend to file your 8-K.”

MutualFirst Financial will file its 8-K in the time frame required and would appreciate review and confirmation from the SEC that we have satisfied all of the additional requirements.

In connection with this response to the Staff’s comments, please also be advised that MutualFirst Financial, Inc acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration on this matter.

Sincerely,

/s/ David W. Heeter

David W Heeter
President and Chief Executive Officer
MutualFirst Financial, Inc.